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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 REC'D
DIVISION OF TRADING & MARKETS

SECU

19005686

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AN...

FORM X-17A-5
PART III

SEC FILE NUMBER
8-68869

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GreenOak Real Estate US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Madison Avenue, Suite 1800
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Biancamano, CFO (212) 359 - 7822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

601 S Figueroa St	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Lori Biancamano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreenOak Real Estate US LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STATE OF New York
COUNTY OF New York

The foregoing instrument was acknowledged before me this 19 day of 2, 2019 by Lori Biancamano

Jennifer M Mockler
Notary Public's Signature
My Commission Expires

Notary Public

JENNIFER M. MOCKLER NOTARY PUBLIC STATE OF NEW YORK NO. 01MO6224683 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 07-09-2022

Lori Biancamano
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENOAK

LONDON | NEW YORK | TOKYO

GreenOak Real Estate US LLC
Statement of Financial Condition
December 31, 2018
Available for Public Inspection

Page(s)

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-6

pwc

Report of Independent Registered Public Accounting Firm

To the Managing Member of GreenOak Real Estate US LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement financial condition of GreenOak Real Estate US LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2019

We have served as the Company's auditor since 2012.

GreenOak Real Estate US LLC
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	1,868,575
Due from affiliated entities		1,500,587
Accounts receivable		81,823
Prepaid expenses		3,590
Total assets		**3,454,575**
Liabilities		
Accrued expenses		1,586,967
Total liabilities		**1,586,967**
Commitments and contingencies (Note 5)		
Member's equity		1,867,608
Total liabilities and member's equity	**$**	**3,454,575**

The accompanying notes are an integral part of this statement

1. Organization and Nature of Business

GreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 3, 2012. The Company is a wholly-owned subsidiary of GreenOak Real Estate, LP ("GreenOak LP"). The Company has two primary functions: 1) to act as an advisor on specific transactions or as a general corporate advisor and 2) to provide marketing and investor relations services to certain affiliated entities.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

Significant judgments

Revenue from contracts with customers includes advisory fee revenue and service fee revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fee revenue

Advisory fee income includes fees arising from various engagements in which the Company acts as an advisor on a specific transaction or as a general corporate advisor. Advisory fee income for retainers is recognized over time as the performance obligations for the engagements are simultaneously provided by the Company and consumed by the customer in accordance with each engagement letter. Advisory fee income for transaction-related engagements is recognized at the point in time that performance under the arrangement is completed (e.g. the closing date of the transaction).

Service fee revenue
Service fee income includes revenue earned for marketing and investor relations services performed by the Company on behalf of certain affiliated entities. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. See further detail on service fee income in Note 4.

Cash
Cash includes cash in banks held with a major financial institution and may exceed the federal insurable limits.

Concentrations and market risk
The Company is exposed to concentration risk in the event that its clients are unable to fulfill their remaining contractual commitments. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and ensure that client engagements are executed properly.

Income Taxes
The accounts of the Company are included as part of a consolidated group which is treated as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City.

The current income tax expense is allocated from the consolidated group and is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The current income tax is allocated to the Company based on the taxable income contribution percentage of the Company to the total consolidated group taxable income in New York City. The allocation methodology is not expected to change.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2018, the Company has no deferred tax assets or liabilities.

Adoption of Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. Subsequently, the FASB has issued the following updates related to Topic 606: ASU 2016-08, *Revenue from Contracts with Customers (Topic 606)*: Identifying Performance Obligations and Licensing; and ASU 2016-12, *Revenue from Contracts with Customers (Topic 606)*: Narrow-Scope Improvements and Practical Expedients. The requirements of ASU 2014-09 and the related updates

are effective for the Company beginning in the first quarter of 2018. The Company has adopted these updates in the year ended December 31, 2018 with no material impact to the Company's financial statements.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital requirements of $105,798 and Excess Net Capital, as defined, of $175,810. The Company's net capital ratio at December 31, 2018 was 5.64 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Related Party Transactions

GreenOak Real Estate Advisors LP ("GreenOak ALP"), a subsidiary of GreenOak LP, provides the Company with certain personnel, facilities and services, as required in the normal course of the Company's business and as per the Expense Sharing Agreement. As of December 31, 2018, GreenOak ALP has provided personnel, facilities and services of $406,878 to the Company during 2018 that are included in Compensation and benefits and Occupancy and related charges in the Statement of Income. As of December 31, 2018, no amount was outstanding within Due from affiliated entities in the Statement of Financial Condition.

Additionally, the Company provides certain marketing and investor relations services with respect to certain investment funds managed by GreenOak ALP, GreenOak Real Estate Advisors LLP, GO Europe Advisor LP and GreenOak Asia Advisor LP (collectively the "Recipients"), all subsidiaries of GreenOak LP, as per the Services Agreement entered into on January 1, 2017. For these services provided by the Company, each Recipient pays its allocable share of the total costs of the services incurred by the Company plus an 8% margin thereon. During 2018, the Company received service fees from the Recipients of $2,602,467 for both costs plus margin. As of December 31, 2018, $1,448,365 was outstanding and is included within Due from affiliated entities in the Statement of Financial Condition.

Furthermore, certain direct expenses of the Company may be paid on its behalf by GreenOak LP or one of its affiliates. During 2018, professional services and general and administrative expenses of $300 were paid on the Company's behalf. As of December 31, 2018, $31 was outstanding and is included within Due from affiliated entities in the Statement of Financial Condition.

Lastly, the Company earned $81,823 in Advisory fees during 2018 from a third party that is 50% owned by a principal of GreenOak ALP. The Company and its affiliates do not have any direct ownership interest in the third party. As of December 31, 2018, $81,823 was outstanding and is included within accounts receivable in the Statement of Financial Condition.

5. Commitments and contingencies

FASB Accounting Standards Codification 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Subsequent Events

As of February 19, 2019, the date the financial statements were available for issuance, the Company determined that there are no events requiring disclosure.